PLATFORM AGREEMENT

This Agreement ("Agreement") is effective as of September 9, 2024 (the "Effective Date") by and among Blockframe, Inc., ("Issuer"), and Mundial Financial Group, LLC ("Mundial"). Issuer and Mundial are hereby referred to collectively as the "Parties" or individually as a "Party".

RECITALS

A.   WHEREAS, Mundial is a FINRA registered broker-dealer;

B.   WHEREAS, Issuer intends to issue certain securities in compliance with the Securities Act including but not limited to exemptions from registration under the Securities Act such as Section 4(a)(6) of the Securities Act of 1933, Rule 506(b) or (c) under the Securities Act, or Regulation A under the Securities Act (the "Security(ies)")

C.   WHEREAS, Issuer wishes to engage Mundial, and Mundial wishes to accept such engagement, to facilitate the offering(s) of the Securities (each an "Offering" and if multiple, collectively the "Offerings") and to perform related services with respect thereto.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and conditions set forth herein, and intending to be legally bound, the Parties hereby agree as follows:

1   DEFINITIONS

1.1   "Action" shall have the meaning set forth in Section 7.2 of this Agreement.

1.2   "Affiliate" means any person that is directly or indirectly, through one or more intermediaries, Controlling, Controlled by, or under common Control with, one of the Parties hereto. For purposes of this definition, "Control" shall mean possessing, directly or indirectly, the power to direct or cause the direction of the management, policies and operations of a person, whether through ownership of voting securities, by contract or otherwise.

1.3   "Books and Records" shall have the meaning set forth in Schedule B.

1.4   "Branding" means trademarks, service marks, domain names, logos, links, navigation and other indicators of origin.

1.5   "Content" means any or all text, images, video, audio, graphics, and other data, products, materials, services, text, pointers, technology, code, language, functions and software, including Branding.

1.6   "Disclosing Party" shall have the meaning set forth in Section 5.1.

1.7   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

1.8   "Escrow Agent" means either a (i) registered broker or dealer that carries customer or broker or dealer accounts and holds funds or securities for those persons; or (ii) bank or credit union (where such credit union is insured by National Credit Union Administration) that has agreed in writing either to hold the funds in escrow for the persons who have the beneficial interests therein and to transmit or return such funds directly to the persons entitled thereto when so directed by Mundial, or to maintain a bank or credit union account (or accounts) for the exclusive benefit of investors and the issuer.

1.9   "Fees" shall have the meaning set forth in Section 3.1 of this Agreement.

1.10 "FINRA" means the Financial Industry Regulatory Authority, Inc. or any successor thereto.

1.11 "Platform Website" (or "Mundial Platform Website" or "MPW") means the actual website where the investor will land to view the offering and interact with the "Invest Now" button, and view or if applicable participate in Communication Channels. This website is under the "control" of Mundial.

1.12 "Mundial Branding" means all Branding (other than from Issuer) used by Mundial and includes any Branding provided by Mundial to Issuer for use on the Issuer Site.

1.13 "Mundial Content" means the Content owned by, licensed for use by, or otherwise permitted to be used by Mundial in any manner, which for the avoidance of doubt shall in no event include Issuer Content.

1.14 "Mundial Indemnified Parties" shall have the meaning set forth in Section 7.2 of this Agreement.

1.15 "Mundial" means and includes the name of Mundial or any of its Affiliates, or the name of any member, stockholder, partner, manager or employee of Mundial or any of its Affiliates, or any trade name, trademark, logo, service mark, symbol or any abbreviation, contraction or simulation thereof owned or used by Mundial or any of its Affiliates.

1.16 "Investor(s)" means persons who subscribe to Issuer's Offering.

1.17 "Issuer Branding" means all Branding (other than from Mundial) used by Issuer and includes any Branding provided by Issuer to Mundial for use on the Mundial Site.

1.18 "Issuer Content" means the Content owned by, licensed for use by, or otherwise permitted to be used by Issuer in any manner, which for the avoidance of doubt shall in no event include Mundial Content.

1.19 "Issuer Indemnified Parties" shall have the meaning set forth in Section 7.3 of this Agreement.

1.20 "Issuer Site" means those internet sites maintained by the Issuer or an Affiliate of the Issuer for the purpose of offering the Securities.

1.21 "Law" or "Legal Requirement" means any statute, law, ordinance, rule or regulation, or any order, judgment, or plan, of any court, arbitrator, department, agency, authority, instrumentality or other body, whether federal, state, municipal, foreign, self-regulatory or other that governs the activities of either of the Parties.

1.22 "Losses" shall have the meaning set forth in Section 7.2 of this Agreement.

1.23 "Material" means information that a reasonable Investor would consider important in deciding whether or not to purchase the Securities.

1.24 "Offering" means the offering, pursuant to a registration statement or an offering statement under the Securities Act or an exemption therefrom, of Securities to Investors.

1.25 "Security(ies)" shall have the meaning set forth in the Recitals. This definition does not restrict the Parties to expand the scope of securities that may also include various public offerings.

1.26 "SEC" means the U.S. Securities and Exchange Commission.

1.27 "Securities Act" means the Securities Act of 1933, as amended.

1.28 "Services" shall have the meaning set forth in Section 2.1 of this Agreement.

1.29 "Term" shall have the meaning set forth in Section 8.1 of this Agreement.

2 INTRODUCED AND RELATED SERVICES

2.1 Offering Listing and Broker-Dealer Services. Mundial shall provide a landing page to Issuer's Offering on the Issuer's site and perform related services, including broker-dealer services, with respect to the Issuer amd shall not be responsible for any duties or obligations not specifically allocated to Mundial pursuant to this Agreement, which services shall be contingent upon Issuer meeting its obligations as outlined in this Agreement including Schedule B, and as limited by Schedule C of this Agreement (the "Services"). Mundial may also, in its sole discretion, take such actions as it reasonably deems necessary to perform due diligence or investigation with respect to the Issuer and/or any Offering at any time and from time to time.

2.2   <u>Exclusivity</u>. During the Term, Issuer shall not establish, maintain or permit any other person to establish or maintain on its behalf a similar relationship with a broker, dealer, funding portal, custodian, clearing broker or transfer agent to perform the Services with respect to the offering of the Issuer without Mundial's written consent.

2.3   <u>Modifications to Mundial Systems, Platforms and Operations</u>. Mundial upgrades and enhances its platform and amends, modifies and changes its operations and procedures on a consistent basis. Mundial reserves the right, therefore, in its sole discretion, to change or modify the Platform Website at any time and from time to time.

2.4   <u>No Discretionary Authority</u>. Unless and only to the extent specifically described in any separate agreement between Mundial and the Issuer: (a) Mundial shall, at all times, act solely in a passive, non-discretionary capacity with respect to the Issuer and each Investor and shall not be responsible or liable for any investment decisions or recommendations with respect to the purchase or disposition of any Security or other assets; (b) Mundial shall not be responsible for questioning, investigating, analyzing, monitoring, or otherwise evaluating any of the investment decisions of any Investor or reviewing the prudence, merits, viability or best interest / suitability of any investment decision made by any Investor, including the decision to purchase or hold the Securities or such other investment decisions or direction that may be provided by any individual or entity with authority over the relevant Investor; and (c) Mundial shall not be responsible for directing investments or determining whether any investment by an Investor or any person or entity with authority to make investment decisions on Investor's behalf is acceptable under applicable Law.

However, Mundial reserves the right to perform due diligence on and review best interest/suitability of each Investor as required by regulation. Additionally, Mundial reserves the right to deny or oppose the transaction if Mundial, in its sole discretion, believes or has reason to believe that the investment is unsuitable for the Investor, or if Mundial believes or has reason to believe that the Investor violated or may violate securities or anti-money laundering laws, and the Issuer shall indemnify Mundial for any such action taken by Mundial.

2.5   <u>Offering Terms</u>. Mundial will provide the Services in conformance with the terms of the Offering, including providing the Services in conjunction with (i) an Escrow Agent or (ii) another third party mutually agreed to by the Parties associated with such Offering.

3   FEES

3.1   <u>Fees</u>. Issuer shall pay to Mundial the fees specified in <u>Schedule D</u> to this Agreement (collectively, "<u>Fees</u>"). Issuer agrees to pay any invoice provided by Mundial within seven (7) calendar days of receipt and understands that failure to make timely payment may result in the Services being suspended, discontinued or withdrawn.

4   NAMES, BRANDS, WEBSITES AND CONTENT

4.1   <u>Use of Mundial Name, Mundial Brand and Mundial Content.</u> Issuer shall not, and shall cause its representatives not to, without the prior written consent of Mundial: (a) use in advertising, publicity, or otherwise any Mundial Name, Brand or Content, or (b) represent, directly or indirectly, that Issuer, any Affiliate of Issuer, or any representative of Issuer or the Securities have been approved, endorsed, or recommended by Mundial or any of its Affiliates. In addition, all use of the Mundial Name, Branding or Content and all descriptive materials about the Services used by the Issuer on the Issuer Site, in SEC filings or elsewhere, must be reviewed and approved by Mundial, as to appearance, substance and placement, prior to use by Issuer. Mundial may also require a "jump" or other interstitial page in connection with any links or references to Mundial or any of its websites or otherwise if deemed necessary by Mundial to ensure clear demarcation between any websites or content of Mundial and any websites or content of Issuer. Issuer understands that any breach hereof may also cause a breach of Law, and Issuer will be liable hereunder for any failure to obtain such prior approval or otherwise comply with these provisions.

4.2   <u>No Responsibility for Issuer Site or Issuer Content</u>. Mundial is not preparing, endorsing, adopting, reviewing or approving in any way the Issuer Site or Issuer Content or any offering material, including any offering

memorandum, offering circular or any other materials of any kind prepared by Issuer or on behalf of Issuer (even if prepared by Mundial on behalf of Issuer) wherever it may appear, except to the extent that the Issuer Site, Issuer Content, SEC filing or other material specifically references Mundial, and has been approved by Mundial in writing, and then only to the limited extent of such reference. Notwithstanding the foregoing, in the event any of the information Issuer provided on, or through, the Issuer Site, Issuer Content, offering materials or otherwise, proves incorrect, outdated or otherwise materially deficient, Issuer shall notify Mundial, within 24 hours of gaining knowledge of such occurrence, and work in good faith to amend the Issuer Site, Issuer Content, offering materials and the like to the Parties' mutual satisfaction.

4.3   No License of Intellectual Property. No license or grant of any intellectual property of any nature whatsoever, including any Branding or Content, or any data, business method, patents or applications thereof or similar material shall be deemed granted, licensed or otherwise from either Party (or any Affiliate thereof) to the other (or any Affiliate thereof) under this Agreement *provided* in the event of a successful Offering, Mundial may use Issuer's name and or current logo, to inform the general public of those certain clients Mundial has provided Services to.

4.4   Mundial Platform Website. The MPW will be the Mundial controlled page where the terms of the offering and communication channels will live. This page will also be where the "Invest Now" technology lives, allowing applicants to enter their information and provide to Mundial in order for Mundial to perform the required reviews and processes to ultimately accept and close the potential investment from the applicant.   The information on the page maybe provided by and suggested by "ISSUER", but all decisions on content of the page will be made by Mundial. For example, "ISSUER" may create content based on the compliant template provided by Mundial, and after a review, may upload the code from the "draft" "ISSUER" page and publish to the MPW if approved. The Mundial Platform Website will use "WordPress". It is also understood that Mundial will use every effort to review any suggested edits or updates to the MPW within 24 hours or receipt, and if approved, published within 48 hours of receipt. These time frames are for best case scenarios, there may be instances where edits are not approved and may take additional time to make compliant. The proposed edits will be sent using a generally accepted date/time convention so that all instances can be retained and archived successfully.

5   CONFIDENTIAL INFORMATION

5.1   Either Party or their Affiliate (in either case a "Disclosing Party") may disclose to the other thereof (the recipient being the "Receiving Party") certain technical or other business information that is not generally available to the public, the specific terms of this Agreement, and/or personal information relating to any person (specifically including in the case of Mundial, information relating to an Investor). All such information is referred to herein as "Confidential Information". Notwithstanding the foregoing, the Books and Records as they pertain to the Securities (and with the permission of the Investors with respect to any personally identifying information), will be made available to Issuer, and shall be Confidential Information as to Mundial, and may only be used by Issuer in accordance with Law or as otherwise authorized by the Investor to whom the information pertains by affirmative or negative consent, as permitted. The Parties severally agree that before a Disclosing Party shares Confidential Information with an Affiliate, such Affiliate shall be bound by at least the same or greater confidentiality obligations with respect to the Confidential Information, as such time as the Affiliate is bound the Affiliate may also be considered a "Receiving Party".

5.2   The Receiving Party agrees to use Confidential Information solely in conjunction with its performance under this Agreement, in conducting an Offering, and or as otherwise authorized by the Investor to whom the information pertains by affirmative or negative consent, as permitted, and not to disclose or otherwise use such information in any other fashion and to maintain such information with at least the standard of care it uses to protect its own Confidential Information, but in no event less than a reasonable standard of care.

5.3   The Receiving Party will not be required to keep confidential such Confidential Information to the extent that it: (a) becomes generally available without fault on its part; (b) is already rightfully in the Receiving Party's possession prior to its receipt from the disclosing Party; (c) is independently developed by the Receiving Party; (d) is rightfully obtained by the Receiving Party from third parties; or (e) is otherwise required to be disclosed

by Law or judicial process.

5.4   Information related to this Agreement shall be deemed Confidential Information, but in the event either Party wishes to disclose such information, such Party shall seek the prior written consent of the other, and such consent shall not be unreasonably withheld.

5.5   Unless required by Law, including but not limited to regulatory or judicial requests for information (whether formal or informal), or to assert its rights under this Agreement, and except for disclosure on a "need to know basis" to its own employees, and its legal, investment and financial advisers, other professional advisers or others as authorized by the Investor to whom the information pertains by affirmative or negative consent, as permitted, on a confidential basis (in each case pursuant to written agreements with each such person requiring it to maintain such information as confidential to the same extent as if it were a party to this Agreement), each Party agrees not to disclose the Confidential Information without the prior written consent of the other Party, which consent shall not be unreasonably withheld.

5.6   This <u>Section 5</u> shall survive for a period of three (3) years beyond termination of this Agreement, except with respect to Confidential Information that is personal or identifying information regarding or relating to an Investor, in which case this Section 5 shall be indefinite, unless in the case of Issuer such disclosure is authorized by the relevant Investor in connection with the Securities and in the case of Mundial, is otherwise permitted by Law.

6   REPRESENTATIONS, WARRANTIES AND COVENANTS

6.1   <u>Mutual Representations, Warranties and Agreements</u>. Each Party represents and warrants to the other Party that:

a.   it is duly organized and validly existing under the laws of the jurisdiction of its establishment;

b.   it has the full power and authority to enter into this Agreement and to perform its obligations under this Agreement;

c.   it has obtained all Material consents and approvals and taken all actions necessary for it to validly enter into and give effect to this Agreement and to engage in the activities contemplated and perform its obligations under this Agreement;

d.   this Agreement will, when executed, constitute lawful, valid and binding obligations on it, enforceable in accordance with its terms;

e.   it is understood that no sale of the Securities shall be regarded as effective unless and until accepted by the Issuer and the Issuer reserves the right, in its sole discretion, to reject any subscription for Securities under a subscription agreement in whole or in part; and

f.   neither the execution and delivery of this Agreement, nor the performance by such Party of its obligations hereunder will (i) violate any Legal Requirement, (ii) require any authorization, consent, approval, exemption or other action by or notice to any government entity, or (iii) violate or conflict with, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under the governing documents of such Party or any contract, commitment, understanding, arrangement, agreement or restriction of any kind or character to which such Party is a party or by which such Party or any of its assets or properties may be bound or affected.

6.2   <u>Issuer Representations, Warranties and Covenants</u>. Issuer represents, warrants and covenants to Mundial that:

a.   the Offering(s) are, and during the Term shall remain compliant with the terms of the applicable exemption from the registration requirements of the Securities Act, and the rules and regulations promulgated thereunder, and are, and during the Term shall remain, compliant with the terms of the applicable exemption from the registration requirements of any state where Issuer from time to time will offer such securities;

b.   it will not, during the Term, either (i) act as a "broker" or "dealer" as those terms are defined under the Exchange Act or otherwise in a capacity under any other Law that is not permitted, unless pursuant to an applicable exemption, or provide investment advice with respect to any Investor or (ii), with respect to any

Investor, hold or have access to any funds or securities, or extend credit for the purpose of purchasing securities through Mundial, including specifically the Securities; and

c.   Issuer owns the Issuer Brand, Issuer Site and Issuer Content and/or has the right to grant the licenses and/or rights of use as contemplated by this Agreement.

6.3   <u>Mundial Representations, Warranties and Covenants</u>. Mundial represents, warrants and covenants to Issuer that:

a.   it is, and during the term of this Agreement will remain, duly registered and in good standing as a broker-dealer with the SEC and is a member firm in good standing with FINRA;

b.   it has obtained and currently maintains all applicable state licenses and registrations necessary to perform the services described herein and to receive compensation hereunder, and, in performing such services, will comply with all applicable state laws relating to the Offering(s);

c.   neither Mundial nor any managing member of Mundial, nor any director or executive officer of Mundial or other officer of Mundial participating in the Offering is subject to the disqualification provisions of the applicable exemption under the Securities Act. No registered representative of Mundial or any other person being compensated by or through Mundial for the solicitation of investors, is subject to the disqualification provisions of the applicable exemption under the Securities Act; and

6.4   <u>Disclaimer of Warranties</u>. THE SERVICES ARE PROVIDED ON AN "AS IS" AND "AS AVAILABLE" BASIS. MUNDIAL SPECIFICALLY DISCLAIMS ANY AND ALL WARRANTIES FOR THE SERVICES, EXPRESS OR IMPLIED, INCLUDING IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. NEITHER MUNDIAL NOR ANY AFFILIATE OF MUNDIAL WARRANTS THAT THE SERVICE WILL MEET ISSUER'S OR ANY INVESTOR'S REQUIREMENTS OR THAT THE SERVICES WILL BE UNINTERRUPTED OR ERROR-FREE. NO ORAL OR WRITTEN INFORMATION GIVEN BY MUNDIAL OR ITS AFFILIATES SHALL CREATE ANY WARRANTIES OR IN ANY WAY INCREASE THE SCOPE OF MUNDIAL'S OBLIGATIONS HEREUNDER.

7   LIMITATIONS OF LIABILITY; INDEMNIFICATION

7.1   <u>Limitation of Liability</u>. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO ANOTHER PARTY FOR ANY SPECIAL, INDIRECT, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES OF ANY NATURE, EVEN IF SUCH PARTY SHALL HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. THE FOREGOING SHALL APPLY REGARDLESS OF THE NEGLIGENCE OR OTHER FAULT OF ANY PARTY AND REGARDLESS OF WHETHER SUCH LIABILITY SOUNDS IN CONTRACT, NEGLIGENCE, TORT, STRICT LIABILITY OR ANY OTHER THEORY OF LIABILITY.

7.2   <u>Mundial Indemnification</u>. Issuer agrees to indemnify, defend and hold Mundial and its Affiliates and their respective officers, directors, agents and employees (each a "<u>Mundial Indemnified Party</u>" or, collectively, "<u>Mundial Indemnified Parties</u>") harmless against any investigation, claim, action, or proceeding (including a regulatory inquiry, whether formal or informal or any arbitration or court action) ("<u>Action</u>") brought by an Investor, court, regulator or self-regulatory organization asserting jurisdiction over the Mundial Indemnified Party or by any other party against any Mundial Indemnified Party if such Action relates to the Issuer, any Affiliate of Issuer, the Securities, the Offering, the marketing and advertising thereof, or that results from any action, inaction, omission, misstatement or statement of Issuer or any person acting in connection with Issuer or on Issuer's behalf (other than any misstatement or statement about Mundial provided by Mundial) arising out of or based upon (a) the Issuer Site or the offering circular, including any amended versions thereof; (b) any Material breach or alleged Material breach of any of Issuer's representations, warranties, covenants or agreements hereunder and including any representations, warranties, covenants or agreements contained in the Schedules to this Agreement; (c) any breach or alleged breach of confidentiality or privacy relating to Issuer's failure or alleged failure to treat any Investor's personal or identifying information as confidential pursuant to Section 5; and (d) infringement or misappropriation by Issuer of any third party's property and/or intellectual property rights, including, but not limited to, patents, trademarks, copyrights, trade secrets and publicity rights. Further, Issuer shall indemnify and defend the Mundial Indemnified Parties against all expenses, fees (including

reasonable attorney's fees and other legal expenses), losses, claims, damages, demands, liabilities, judgments (including fines and settlements), costs of investigation or responding to inquiries or otherwise ("Losses") incurred by or levied or brought against the Mundial Indemnified Parties arising out of, or related to, Actions warranting indemnification pursuant to this Section 7.2 as such Losses arise.

Promptly after receipt by a Mundial Indemnified Party of notice of any claim or the commencement of any Action with respect to which a Mundial Indemnified Party is entitled to indemnity hereunder, Mundial will notify Issuer in writing of such claim or of the commencement of such Action, and the Issuer, if requested by the Mundial Indemnified Party, will assume the defense of such Action and will employ counsel reasonably satisfactory to the Mundial Indemnified Party and will pay the fees and expenses of such counsel, provided that any failure to promptly notify Issuer shall not affect the indemnification right of a Mundial Indemnified Party except to the extent that the Issuer is Materially prejudiced by such failure. Notwithstanding the preceding sentence, the Mundial Indemnified Party will be entitled to employ counsel separate from counsel for the Issuer and from any other party in such action if counsel for the Mundial Indemnified Party reasonably determines that it would be inappropriate or ill-advised for the same counsel to represent both Parties. In such event, the reasonable fees and disbursements of no more than one such separate counsel will be paid by the Issuer, in addition to local counsel. If the Mundial Indemnified Party elects the Issuer to assume the defense of such Action, Issuer will have the exclusive right to settle the claim or proceeding, provided that Issuer will not settle any such claim or Action without the prior written consent of the Mundial Indemnified Party, which consent shall not be unreasonably withheld. If the Mundial Indemnified Party assumes the defense (with payment of any related costs and expenses by Issuer), the Mundial Indemnified Party will have the exclusive right to settle the claim or proceeding, provided that the Mundial Indemnified Party will not settle any claim or Action without the prior written consent of the Issuer, which consent shall not be unreasonably withheld.

7.3   Issuer Indemnification. Mundial agrees to indemnify, defend and hold Issuer and its Affiliates and their respective officers, directors, agents and employees (each an "Issuer Indemnified Party" and, collectively, "Issuer Indemnified Parties") harmless against any Action brought by an Investor, Investor, court, or regulator asserting jurisdiction over the Issuer Indemnified Party or by any other party against any Issuer Indemnified Party relating to Mundial, any Affiliate of Mundial or the Services, insofar as the Action arises out of or is based upon (a) any Material breach or alleged Material breach of any of Mundial representations, warranties, covenants or agreements hereunder and including any representations, warranties, covenants or agreements contained in the Schedules to this Agreement, (b) infringement or misappropriation by Mundial of any third party's property and/or intellectual property rights, including, but not limited to, patents, trademarks, copyrights, trade secrets and publicity rights, (c) any misstatement or statement about Mundial provided by Mundial. Further, Mundial shall indemnify the Issuer Indemnified Parties against all Losses incurred by or levied or brought against the Issuer Indemnified Parties arising out of, or related to, Actions warranting indemnification pursuant to this Section 7.3 as such Losses arise.

Promptly after receipt by an Issuer Indemnified Party of notice of any claim or the commencement of any Action with respect to which an Issuer Indemnified Party is entitled to indemnity hereunder, Issuer will notify Mundial in writing of such claim or of the commencement of such Action, and Mundial, if requested by the Issuer Indemnified Party, will assume the defense of such Action and will employ counsel reasonably satisfactory to the Issuer Indemnified Party and will pay the fees and expenses of such counsel provided that any failure to promptly notify Mundial shall not affect the indemnification rights of an Issuer Indemnified Party except to the extent that Mundial is Materially prejudiced by such failure. Notwithstanding the preceding sentence, the Issuer Indemnified Party will be entitled to employ counsel separate from counsel for Mundial and from any other party in such action if counsel for the Issuer Indemnified Party reasonably determines that it would be inappropriate or ill-advised for the same counsel to represent both Parties. In such event, the reasonable fees and disbursements of no more than one such separate counsel will be paid by Mundial, in addition to local counsel. If the Issuer Indemnified Party elects Mundial to assume the defense of such Action, Mundial will have the exclusive right to settle the claim or proceeding, provided that Mundial will not settle any such claim or Action without the prior written consent of the Issuer Indemnified Party, which consent shall not be unreasonably withheld. If the Issuer Indemnified Party assumes the defense (with payment of any related costs and expenses by Mundial), the Issuer Indemnified Party will have the exclusive right to settle the claim or proceeding, provided that the Issuer Indemnified Party will not settle any claim or Action without the prior

written consent of Mundial, which consent shall not be unreasonably withheld, delayed or conditioned.

7.4 <u>No Claim Preclusion</u>. Nothing in this Section shall be construed to preclude either Party from making any claim against the other arising out of a failure to perform obligations under this Agreement. Neither Party shall be precluded from claiming or commencing an action for contribution to any amounts the other may be required or otherwise agree to pay to an Investor or other third party, including a regulator, with jurisdiction over the Services.

8 TERM AND TERMINATION

8.1 <u>Term</u>. This Agreement shall be effective on the Effective Date and continue in force unless otherwise terminated pursuant to the provisions of this Section 8.

8.2 <u>Termination Without Cause</u>. This Agreement may be terminated without cause by either Party, upon thirty (30) days prior written notice, provided that such termination notice may not be given until at least ninety (90) days after the launch of the Offering.

8.3 <u>Termination for Regulatory, Legal, Reputational or Other Risks</u>.

  a. In the event that any due diligence or investigation results in findings that would pose regulatory, legal, reputational or other risks to Mundial, Mundial shall provide Issuer notice of such risks and a reasonable opportunity to cure them. If the risks are not addressed or cured to Mundial reasonable satisfaction, Mundial may terminate this Agreement.

  b. In Mundial sole discretion, if the risks described in 8.3(a) are of sufficient size, significance or immediacy that a delay in termination of this Agreement would be inappropriate, Mundial may terminate this Agreement immediately.

8.4 <u>Termination for Cause or Insolvency</u>. Either Party may terminate this Agreement immediately if the other Party:

  a. is in breach of any Material obligation herein or in the Schedules attached to this Agreement, and (i) such breach is incapable of being cured, or (ii) if such breach is capable of cure, such breach is not cured within thirty (30) days after receipt of written notice of such breach from the non-breaching Party, or within such additional cure period as the non-breaching Party may authorize;

  b. voluntarily or involuntarily becomes the subject of a petition in bankruptcy or of any proceeding relating to insolvency, receivership, liquidation or composition for the benefit of creditors;

  c. admits in writing its inability to pay its debts as they become due;

  d. fails to provide notice and take corrective action, as specified in <u>Section 4.3</u>.

8.5 <u>Termination for Force Majeure</u>. In the event of a force majeure that lasts longer than thirty (30) days from the date that a Party claiming relief due to the force majeure event gives notice to the other Party, the Party not claiming relief under the force majeure event may terminate this Agreement upon written notice to the other Party. For the avoidance of doubt, the COVID-19 pandemic does not constitute a force majeure event but an extended global internet outage or disruption would be considered force majeure.

8.6 <u>Compliance with Laws</u>. If at any point during the Term, either Party's performance under this Agreement conflicts or threatens to conflict with any Legal Requirement, such Party may suspend performance under this Agreement and negotiate in good faith to amend this Agreement so that each Party's performance hereunder complies with such Legal Requirement. If after thirty (30) days, the Parties are unable to agree on a mutually acceptable amendment, either Party may immediately terminate this Agreement upon written notice to the other Party.

8.7 <u>Actions Upon Termination</u>. Upon the termination of this Agreement, Issuer shall remove all references to any Mundial Name, Branding and Content from the Issuer Site or Issuer Content and terminate all links on the Issuer Site to any Mundial Site. Mundial shall remove all references to Issuer Name, Branding and Content and terminate all links on the Mundial Site to any Issuer Site. Each Party shall promptly return all Confidential

Information, documents, manuals and other materials stored in any form or media (including but not limited to electronic copies) belonging to the other Party, except as may be otherwise provided in this Agreement or required by Law.

8.8　Termination Fee. Termination Fees are set forth in Schedule D.

9　ARBITRATION

9.1　Arbitration Proceedings Disclosure. The Parties hereby agree that any controversy under or in connection with this Agreement will be subject to arbitration and agree and acknowledge the following with respect to arbitration proceedings:

a.　**Arbitration is final and binding on the Parties;**

b.　**The Parties are waiving their right to seek remedies in court, including the right to a jury trial;**

c.　**Pre-arbitration discovery generally is more limited than and different from court proceedings;**

d.　**The arbitrators' award is not required to include factual findings or legal reasoning;**

e.　**A Party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited; and**

f.　**The panel of arbitrators may include a minority of arbitrators who were or are affiliated with the securities industry.**

9.2　**Arbitration Agreement. Any controversy between the Parties arising out of this Agreement shall be submitted to arbitration conducted before FINRA Dispute Resolution before a panel of three arbitrators, and in accordance with FINRA rules. Arbitration must be commenced by service upon the other Party of a written demand for arbitration or a written notice of intention to arbitrate. Proceedings and hearings will take place in New York, New York. Both Parties waive any right either of them may have to institute or conduct litigation or arbitration in any other forum or location, or before any other body. Arbitration is final and binding on both Parties. An award rendered by the arbitrator(s) may be entered in any court of applicable jurisdiction over the Parties**. Each party shall bear its own expenses, including legal fees and disbursements, and the costs of that arbitrator shall be borne one half by each party. Each party shall choose one arbitrator and the chosen arbitrators shall select the third arbitrator; provided that if the chosen arbitrator are unable to select the third arbitrator such arbitrator shall be selected in accordance with the rules of FINRA. An award rendered by the arbitrator(s) shall be selected in any court of applicate jurisdiction of the Parties.

10　GENERAL TERMS AND CONDITIONS

10.1　Compliance with Law. Each Party shall comply with any Legal Requirement applicable to the performance of its obligations hereunder.

10.2　Non-exclusive Relationship. Mundial reserves the right, without obligation or liability to the Issuer, to market and provide either directly, through other parties, or through any other type of distribution channel, services to others that are the same as or similar to the Services.

10.3　No Agency. Neither Party is an agent, representative or partner of the other Party. Neither Party shall have any right, power or authority to enter into any agreement for or on behalf of, or to incur any obligation or liability for, or to otherwise bind, the other Party. This Agreement shall not be interpreted or construed to create an association, joint venture, co-ownership, co-authorship, or partnership between the Parties or to impose any partnership obligation or liability upon either Party.

10.4　Amendments and Modifications. No change, amendment or modification of any provision of this Agreement will be valid unless set forth in writing and signed by the Parties.

10.5　Assignment. Issuer shall not assign, sublicense or otherwise transfer this Agreement or any right, interest or benefit hereunder, except by operation of law, without the prior written consent of Mundial, which consent may

be withheld in Mundial's sole discretion. Mundial shall have the right to assign, sublicense or otherwise transfer this Agreement or any right, interest or benefit hereunder, including an assignment by operation of law, to any affiliate of Mundial that is properly authorized under applicable Law to provide the Services by giving notice to Issuer within thirty (30) days of any of the actions listed herein.

10.6 <u>Governing Law</u>. This Agreement shall be interpreted, construed and enforced in all respects in accordance with the laws of the State of New York, except with respect to the choice of law provisions therein or to the extent inconsistent with FINRA Rules applicable to an arbitration proceeding under Section 9 above.

10.7 <u>No Waiver</u>. The failure of either Party to insist upon or enforce strict performance by the other Party of any provision of this Agreement or to exercise any right under this Agreement shall not be construed as a waiver or relinquishment to any extent of such Party's right to assert or rely upon any such provision or right in that or any other instance; rather the same shall be and remain in full force and effect.

10.8 <u>Notice</u>. Any notice required or permitted under this Agreement shall be in writing and delivered to the receiving Party's principal place of business as set forth on the signature block to this Agreement in a manner contemplated in this Section and addressed to the attention of its General Counsel, Chief Compliance Officer or equivalent. Notice shall be deemed duly given (a) if delivered by hand, when received, (b) if transmitted by email, upon confirmation that the entire document has been successfully received, (c) if sent by recognized overnight courier service, on the business day following the date of deposit with such courier service so long as the deposit was made by that overnight courier service's deadline or on the second business day following the date of deposit if after that overnight courier service's deadline, or (d) if sent by certified mail, return receipt requested, on the third business day following the date of deposit in the United States mail.

10.9 <u>Entire Agreement</u>. This Agreement and the Schedules hereto and incorporated herein by reference constitute the entire agreement between the Parties and supersede any and all prior agreements or understandings between the Parties with respect to the subject matter hereof. Neither Party shall be bound by, and each Party specifically objects to, any term, condition or other provision or other condition which is different from or in addition to the provisions of this Agreement (whether or not it would Materially alter this Agreement) and which is proffered by the other Party in any purchase order, correspondence or other document, unless the Party to be bound thereby specifically agrees to such provision in writing.

10.10 <u>Severability; Survival</u>. In the event that any provision of this Agreement conflicts with the law under which this Agreement is to be construed or if any such provision is held invalid by a court with jurisdiction over the Parties to this Agreement, such provision shall be deemed to be restated to reflect as nearly as possible the original intentions of the Parties in accordance with applicable Law, and the remainder of this Agreement shall remain in full force and effect. All provisions herein that by their terms or intent are to survive the termination of this Agreement shall so survive, specifically including <u>Sections 3</u>, <u>5</u>, <u>6</u>, <u>7</u> and <u>9</u>.

10.11 <u>Headings</u>. The headings used in this Agreement are for convenience only and are not to be construed to have legal significance.

10.12 <u>Third Parties</u>. This Agreement is between the Parties hereto and is not intended to confer any benefits on third Parties including, but not limited to, Investors.

10.13 <u>Force Majeure</u>. Neither Party will be liable for delay or default in the performance of its obligations under this Agreement if such delay or default is caused by conditions beyond its reasonable control, including, but not limited to, fire, flood, accident, earthquakes, internet or telecommunications line failures, storm, acts of war, riot, acts of terrorism, government interference, strikes and/or walk-outs. In addition, Mundial shall not be responsible for downtime or other problems with any website, including the Mundial website, caused by any public or third-party private network, including the Internet or any communications carrier network, or computer hardware or software problems regardless of whether they arise in the ordinary course of business or constitute extraordinary events.

[Signature Page Follows]

This Agreement contains an arbitration agreement.

IN WITNESS HEREOF, the Parties hereto have caused this Agreement to be executed by duly authorized officers or representatives as of the Effective Date.

MUNDIAL FINANCIAL GROUP:

By: _Charles Smulevitz_

Charles Smulevitz, CEO

Address: 477 Madison Ave, 6th Fl.

New York, NY 10022

BLOCKFRAME, INC.

By: _Kent Lambert_

Kent Lambert, COO

Address: 990 Point of the Pines Dr.

Colorado Springs, CO 80919

<u>SCHEDULE A – Offerings Publicly Offered</u>

Pursuant to Section 2.1 of the Agreement, Mundial agrees to provide, perform or make available the following to Issuer:

1. <u>Execution of Securities</u>. After the Issuer has successfully closed on an Investor's subscription, Mundial will, in the ordinary course, and consistent with Mundial policies and procedures as in existence from time to time, provide technical services to allow the Issuer to execute and deliver evidence of the Securities issued here under the applicable exemption, to the relevant Investor.

2. <u>Use of the Mundial Platform Website</u>. Mundial will make tools available to Issuer for the Issuer to perform the following activities with respect to the Platform Website:

   a. display information regarding the Offering as provided and instructed by the Issuer or an agent of the Issuer, including, but not limited to the number of units of the Securities available, price, and terms;

   b. enable Investors to view such documents as the Issuer has created and determines to make available to potential investors relating to the Offering, including, but not limited to, an offering circular, offering memorandum or private placement memorandum and subscription agreement or other similar offering materials;

   c. provide information provided by Investors relating to their qualifications to purchase the Securities, including presenting Issuers with successfully submitted subscription requests for review;

   d. verify that an Investor has the appropriate status to purchase the Securities based on the status requirements specified by the Issuer with respect to the applicable exemption (in connection with such verification, Mundial relies solely on the information, documents or representations with respect to net worth or income as provided by such Investor to Mundial, on the representation of verified status from a certified public accountant or licensed attorney or other person reasonably capable of providing such attestation, or such other third party services that Mundial reasonably believes can provide such verification, or, where permitted by the terms of the applicable exemption, in the Investor's subscription agreement. Mundial cannot and will not represent or warrant that such information or documents are accurate or complete and disclaims liability for any determination by Mundial of such status in reliance on such information, documents or representations to the extent that Mundial has a reasonable belief that it has relied in good faith on such information, representation or attestation or service);

   e. record identifying information regarding Investors and their holdings; and

   f. provide services that allow an Investor to send consideration for the Securities either to an escrow agent (in which case a separate escrow fee agreement between such escrow agent and the Parties must be entered in to) or directly to the Issuer, as determined by the Parties and subject to the conditions of the applicable exemption.

3. <u>Broker Services</u>. Mundial will provide the following additional services, as required:

   a. review investor information, including KYC (Know Your Customer) data, perform AML (Anti-Money Laundering) and other compliance background checks, and provide a recommendation to the Issuer, vis a vis KYC and AML standards, whether or not to accept an investor's subscription for Securities.

<u>SCHEDULE B – Obligations of Issuer in Connection with Services</u>

Notwithstanding the Services as provided under the Agreement, Issuer solely is responsible for maintaining all records of Securities and for maintaining accurate and complete records of the aggregate total units of Securities sold and redeemed by Issuer through the Mundial Platform Website. Pursuant to its obligations, Issuer shall:

1. based upon the data, documents and materials ("collectively the "<u>Books and Records</u>") provided by Mundial or an Affiliate of Mundial, or contracted third-party vendor, from time to time, maintain or cause to be maintained by its transfer agent an accurate and complete record on its official books and records of the number of units (which may be in aggregate if permitted by Law) of Securities held by Investors, and;

2. provide to Mundial, in such form and at such time as Mundial may reasonably request, a copy of any documentation, memoranda, agreements or other documents or information that Mundial believes is necessary for it to satisfy any filing, reporting or other applicable legal requirements it may have relating to the custody of the Securities.

<u>SCHEDULE C – Services Specifically NOT Provided</u>

Notwithstanding anything to the contrary contained in these Schedules or this Agreement, unless otherwise specifically agreed to in this Agreement or in a separate written agreement between the Parties, the following services specifically are NOT provided by Mundial or any Affiliate of Mundial under this Agreement:

1. <u>No Investment Banking, Underwriting, Advice or Advisory Service</u>. Mundial is not providing investment banking or underwriter services to Issuer, acting as an underwriter or selling group member and has no role in the issuance of the Securities, and Mundial is not providing any advice or advisory services in connection with the Services as set forth in <u>Schedule A</u>, is not recommending the Securities or the Offering, and is not making any suitability determinations with respect to any Investor. Mundial is not committing to and does not intend to purchase any of the Securities for its own account or that of an Affiliate.

2. <u>No Approval of Issuer Content</u>. Mundial is not preparing, endorsing, adopting, or approving in any way any offering memoranda or other offering documents, SEC, state or other regulatory filings, or any sales or marketing material or Issuer Content, specifically including any Issuer Sites, or any other material or Content of any kind wherever they may appear except to the extent that such websites, material or Content specifically reference the Mundial Name, Branding, Content, or descriptive materials about the Services, and then only to the extent of such references and specifically not including other portions of such website or materials *provided* Mundial reserves the right to reject Issuer Content it deems non-compliant.

3. <u>No Setting, Reviewing or Guaranteeing of Price, Tax or Other Data</u>. Mundial is not setting, calculating, creating, approving, endorsing, adopting, reviewing, recommending or guaranteeing any price for the Securities, or giving any opinion with respect to the accuracy, reliability or completeness of any data or information about the Securities appearing on a Mundial Site or elsewhere. Mundial is relying on the Issuer for all such data and information. Mundial is not preparing or calculating any tax statements or documentation on behalf of Issuer, specifically including Schedule K-1s, except for those tax documents normally and usually included as part of a brokerage account (such as 1099s).

4. <u>No Offering of Issuer Securities</u>. Except with respect to acting as accommodating broker in accordance with the provisions of Schedule B of this Agreement, Mundial is not selling, distributing, offering for sale or marketing, or participating in any sale, distribution, offer or marketing, in any way the Securities under this Agreement. This means that, outside of the "selling, distributing, offering for sale or marketing, or participating in any sale, distribution, offer or marketing" that occurs through the Mundial Website Platform, Mundial will not be providing extra services or engaging in additional efforts to perform the aforementioned actions away from the MPW, (i.e., advertising, cold calling, webinars or sales off platform). All transactions regarding selling, distributing, offers for sale or marketing or participation in any sale, distribution, offer or marketing will take place through the MPW. The Issuer understands it is responsible for actions or undertakings designed for driving "traffic" to the MPW and will not rely on the efforts of Mundial or the MPW.

SCHEDULE D – Fees and Other Costs

1) <u>Offering Set-up and Processing Fees</u>.

   A one-time setup fee of $2,500 due upon signing this engagement.

   The cash fee paid to Mundial from the proceeds of the Offering will be determined pursuant the dollar value of the Securities sold to Investors pursuant to each Offering: Three percent (3%) cash to Mundial for investors introduced by Issuer at each closing. This fixed fee is based on the fact that the Issuer will require the minimum investment per client to be $1,000. Should the amount change to a minimum of $500, the cash fee will then be Four percent (4%) cash to Mundial for investors introduced by Issuer at each closing.

2) <u>Fee for Termination Prior to Closing</u>. If after Mundial has setup an Offering to be displayed on the Mundial Website Platform and the Issuer has met the minimum investment amount necessary to perform a closing, the Issuer cancels or decides not to pursue the offering prior to the final closing of the Offering, the Issuer shall immediately pay to Mundial the greatest of (a) $10,000; (b) all out of pocket costs incurred by Mundial in enabling the Offering to be on the MPW except that if circumstances beyond the control of the Issuer make a closing impossible, then this Fee for Termination Prior to Closing will not apply. For the avoidance of doubt, if the Issuer has not made such best efforts and a closing is possible but the Issuer then terminates an Offering, such fee shall apply, *provided* that no fee shall be due under this provision in the event termination is for cause due to Mundial uncured breach.

3) <u>For Reference and Clarification</u>: The only time "ISSUER" is obligated to pay fees for terminating early – is if "ISSUER" decides to stop the Offering at its discretion. This is NOT because of a Force Majeure relief, this is because "ISSUER" decides to terminate the offering that Mundial 1) Set up and is running **AND** 2) the minimum set for the offering has been met. <u>Termination Fees</u>. For terminations pursuant to Sections 8.2(a), 8.3(a) or 8.4(a), Issuer shall at the date of termination pay the greater of (a) $5,000, or (b) the current number of Investors of Securities as established at the time of transition, multiplied by $5 *provided* that no Termination Fee shall be due under this provision in the event termination is for cause due to Mundial uncured breach.

4) <u>Administrative Expenses</u>. Administrative Expenses are limited to FINRA fees and processing fees and shall be evidenced by the invoices third parties sent to Mundial for the incurrence of such Administrative Expenses.

5) <u>Ancillary Issuer Fees</u>. No ancillary fees will be payable by Issuer without its written consent.

6) <u>Fees to Investors</u>. Mundial will not charge fees to Investors.